UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Room 1607, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100102

People's Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This report on Form 6-K/A amends 9F Inc.’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on June 1, 2021 to correct clerical errors in the fourth paragraph. The fourth paragraph is hereby deleted in its entirety and replaced by the following:

“On May 31, 2021, our board of directors appointed Ms. Li Zhang, currently serving as Director of Internal Audit and Internal Control of the Company, as Chief Financial Officer of the Company, effective May 31, 2021.”

Other than these corrections, no part of the Form 6-K furnished on June 1, 2021 is being amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: June 1, 2021